

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
Mr. Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> Re: **Cracker Barrel Old Country Store, Inc.**
> **Preliminary Soliciting Materials on Schedule 14A**
> **Filed by Biglari Capital Corp. et al.**
> **Filed December 24, 2013**
> **File No. 001-25225**

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement that "The Board's primary aim should be to sell to the highest bidder in order to create a realization of Cracker Barrel's value." Please characterize this statement as your belief and provide support for the assertion that realization of value can only be accomplished in this manner.

2.   We note your statement that "Naturally, if our bid is the highest offer, then the Board's fiduciary duty should dictate a sale to us." Please provide support for the assertion that, under applicable law, the fiduciary duty of a board of directors is simply to sell to the highest bidder, without regard to any other relevant factors. If you cannot provide this support, please delete the statement.

3.   We note the following statements:

- "Yet it is obvious you will have difficulty growing earnings through operating performance henceforth."
- "In contrast, the sale of the Company will create immediate value for all."

Please characterize all such statements as your belief. Please also provide support for these assertions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP